Morse& Morse, PLLC
            1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
    Email: morgold@aol.com

Sharon Virga, Accountant	September 21, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Ms. Virga:

As counsel to the above captioned corporation, the following letter is in response to the Staff’s September 17, 2007 comment letter with respect to Anchor Funding Services, Inc.’s Form 10-SB/A Registration Statement.

1.	Comment

Please amend your Forms 10-SB and Form 10-QSB to revise the disclosure regarding the nature of your fee structure, your revenue recognition policy and any revisions of your financial statements.

Response

We will comply with your comment by amending each filing.

2.	Comment

We note your response to prior comment 1. Please tell us in detail how you determine your yield. Tell us how you aggregate the experience of certain customers and why you believe that such aggregation is appropriate.

Response

Yield is expressed as a percentage and is calculated as follows:

(Fee Income/Amount Funded) x (365/# Days Invoice is outstanding) x 100

Our computer software is using 365 days, not 360 in its calculations.

After further examination of reports available to us in our software we realized that we could use the software’s “ROI” (Return on Investment) reports to evaluate and estimate the length of time that a purchased invoice is outstanding. These reports calculate for the period of time requested the yield by customer in summary and detail.

The following is an abstract of a client from the detail ROI report for the six months ended June 30, 2007:

Customer ABC

Inv #	Adv. Date	Rec Date	Days	Total (advance)	Fee	ROI

54	12/13/2006	1/22/2007	41	$5,740.50	$344.43	53.41%
64	2/20/2007	3/23/2007	32	$5,731.60	$322.40	64.16%
70	3/29/2007	5/11/2007	44	$5,980.80	$336.42	46.66%
76	5/16/2007	6/14/2007	30	$6,817.40	$255.66	45.63%
66	3/5/2007	4/2/2007	29	$6,336.80	$237.63	47.20%
58	1/22/2007	2/12/2007	22	$2,536.50	$101.46	66.36%
59	1/22/2007	3/2/2007	40	$5,907.38	$354.44	54.75%
62	2/2/2007	3/9/2007	36	$5,707.13	$342.43	60.83%
56	12/27/2006	2/2/2007	38	$3,704.63	$222.28	57.63%
68	3/15/2007	4/17/2007	34	$6,230.00	$350.44	60.39%
72	4/16/2007	5/16/2007	31	$6,835.20	$384.48	66.23%
74	5/1/2007	6/14/2007	45	$6,746.20	$379.48	45.63%
	35.2	$68,274.14	$3,631.55	55.21%

We do not aggregate the experience of certain customers. The report from our software provides the ROI for every customer as shown above.

3.	Comment

We note your response to prior comment 3. In your letter dated August 14, 2007, you stated on the last page of your response that you can not reasonably estimate the timing of the collection of the invoices purchased and that your customers are in various industries and many factors influence the timing of when the debtors will pay the invoices that you have purchased. Due to the foregoing reasons, you stated that you would recognize revenue on the non-refundable factoring commission using the cost recovery method.

In your latest letter dated August 31, 2007, you state that all of your fees are time based. Furthermore, you state that you had not previously considered using your yield rate information to estimate the timing of your collections. As previously requested in a telephone conversation, please explain in detail what changed during the period of time between letters that permitted you to estimate your yield. Tell us in detail why you believe that you have sufficient experience to estimate a yield. Provide us with a schedule showing estimated yields with the actual yield.

Response

More facts and circumstances came to our attention. Review of our contracts, per the following abstract, indicated that the initial factoring fee which we had previously categorized as a non-refundable commission is in fact a time based fee for the first 15 days:

Abstract from our Factoring and Security Agreement
“1.16 “Factoring Fee Percentage” - 1.50% if a Purchased Account is paid within the Initial Factoring Fee Period, 2.85% if a Purchased Account is paid within the second Factoring Fee Period, 4.25% if a Purchased Account is paid within the third Factoring Fee Period, and 5.65% if a Purchased Account is paid within the fourth Factoring Fee Period.

1.17“Factoring Fee Period” – Fifteen (15) days.

1.18 “Fees” – The Factoring Fee and Initial Factoring Fee.

1.19 “Initial Factoring Fee” – 1.50% of the Face Amount.

1.20  “Initial Factoring Fee Period” -  Fifteen (15) days”

Other facts and circumstances evolved from the information in the ROI reports that we are able to run from our software. We educated ourselves with the information in these reports and how it may be used in connection with determining the length of time that an invoice is outstanding. As described in Comment 2, above, the historical information on yield provided in the detailed ROI reports provides the experience to estimate the yield. If we obtain a new account and do not have the historical information, we would use the yield that we targeted to price the account; for every account, when we set the pricing, we target a specific yield that we want to achieve. With history, this yield would subsequently be adjusted.

Exhibit I provides an analysis of a customer and how we would estimate the yield. The customer’s account debtors’ balances are as of March 31, 2007. This customer’s accounts receivable as of March 31, 2007 represented approximately 24.8% of the total purchased accounts receivable outstanding. We used the historical ROI from our computer software for the six months ended March 31, 2007. We then examined the period after March 31, 2007 to determine when the invoices were paid and their subsequent ROI.  We recalculated the fees using the actual ROI.

In comparing the actual to the estimate, there was a 7.3% difference in the fee accrual in this example.

As soon as we hear from the Staff that you have accepted our responses to comment nos. 2 and 3, we intend to promptly comply with comment no. 1.

Very truly yours,

MORSE & MORSE, PLLC

By:	/s/ Steven Morse
Steven Morse
Managing Member

EXHIBIT 1

Comparison of fees accrued using estimated yield vs. actual yield
Fees accrued on “ABC” customer as of March 31, 2007

									Fee
Account	Invoice	Advance	Age	Invoice	Advance	Historical	Accrued	Actual	Using	Fee
Debtor	Date	Date		Amount	Amount	Yield	Fee	Yield	Actual Yield	Difference
1	1/2/2007	1/2/2007	88	$325.00	748.80	40.57%	73.24	35.27%	63.67	9.57
1	1/8/2007	1/9/2007	81	$1,352.00	1,081.60	40.57%	97.38	34.76%	83.43	13.95
1	1/15/2007	1/16/2007	74	$780.00	624.00	40.57%	51.32	34.14%	43.19	8.13
1	1/22/2007	1/23/2007	67	$468.00	374.40	40.57%	27.88	35.43%	24.35	3.53
1	1/29/2007	1/30/2007	60	$156.00	124.80	40.57%	8.32	35.86%	7.36	0.97
1	2/5/2007	2/6/2007	53	$624.00	499.20	40.57%	29.41	35.59%	25.80	3.61
1	2/12/2007	2/13/2007	46	$156.00	124.80	40.57%	6.38	36.03%	5.67	0.71
1	2/19/2007	2/20/2007	39	$156.00	124.80	40.57%	5.41	36.60%	4.88	0.53
1	2/26/2007	2/27/2007	32	$312.00	249.60	40.57%	8.88	35.37%	7.74	1.14
1	3/5/2007	3/6/2007	25	$312.00	249.60	40.57%	6.94	35.78%	6.12	0.82
1	3/12/2007	3/13/2007	18	$312.00	249.60	40.57%	4.99	36.26%	4.46	0.53
1	3/19/2007	3/20/2007	11	$468.00	374.40	40.57%	4.58	49.59%	5.60	(1.02)
1	3/26/2007	3/27/2007	4	$312.00	349.60	40.57%	1.55	46.79%	1.79	(0.24)
				$5,733.00			-		-	-
2	2/5/2007	2/6/2007	53	$3,018.13	2,414.50	40.57%	142.24	40.02%	140.31	1.93
2	2/12/2007	2/13/2007	46	$2,942.50	2,354.00	40.57%	120.36	39.33%	116.68	3.68
2	2/19/2007	2/20/2007	39	$4,722.45	3,777.96	40.57%	163.77	40.02%	161.55	2.22
2	2/26/2007	2/27/2007	32	$3,565.38	2,852.30	40.57%	101.45	39.33%	98.35	3.10
2	3/5/2007	3/6/2007	25	$1,856.25	1,485.00	40.57%	41.26	40.74%	41.44	(0.17)
2	3/12/2007	3/13/2007	18	$4,953.44	3,962.75	40.57%	79.28	38.02%	74.30	4.98
2	3/19/2007	3/20/2007	11	$550.00	440.00	40.57%	5.38	43.04%	5.71	(0.33)
2	3/26/2007	3/27/2007	4	$811.25	649.00	40.57%	2.89	45.63%	3.25	(0.36)
				$22,419.40			-		-	-
3	2/19/2007	2/20/2007	39	$11,910.28	595.52	40.57%	25.82	40.74%	25.92	(0.11)
3	2/26/2007	2/27/2007	32	$9,365.16	7,492.13	40.57%	266.48	46.56%	305.83	(39.34)
3	3/5/2007	3/6/2007	25	$9,136.20	7,308.96	40.57%	203.10	43.45%	217.52	(14.42)
3	3/12/2007	3/13/2007	18	$11,796.83	9,437.46	40.57%	188.82	50.70%	235.96	(47.15)
3	3/19/2007	3/20/2007	11	$9,609.89	7,687.91	40.57%	94.00	47.20%	109.36	(15.36)
3	3/26/2007	3/27/2007	4	$8,894.89	7,115.91	40.57%	31.64	49.59%	38.67	(7.03)
				$60,713.25			-		-	-
4	2/19/2007	2/20/2007	39	$8,228.00	6,582.40	40.57%	285.34	49.59%	348.78	(63.44)
4	2/26/2007	2/27/2007	32	$9,828.50	7,862.80	40.57%	279.67	45.62%	314.48	(34.81)
4	3/5/2007	3/6/2007	25	$7,884.26	6,307.41	40.57%	175.27	42.44%	183.35	(8.08)
4	3/12/2007	3/13/2007	18	$9,554.88	7,643.90	40.57%	152.93	50.70%	191.12	(38.19)
4	3/19/2007	3/20/2007	11	$7,664.25	6,131.40	40.57%	74.97	43.45%	80.29	(5.32)
4	3/26/2007	3/27/2007	4	$9,344.50	7,475.60	40.57%	33.24	52.14%	42.72	(9.48)
				$52,504.39			-		-	-
5	2/26/2007	2/27/2007	32	$6,154.20	4,923.36	40.57%	175.12	43.45%	187.55	(12.43)
5	3/5/2007	3/6/2007	25	$5,912.40	4,729.92	40.57%	131.43	46.56%	150.84	(19.41)
5	3/12/2007	3/13/2007	18	$6,702.80	5,362.24	40.57%	107.28	37.22%	98.42	8.86
5	3/19/2007	3/20/2007	11	$6,861.40	5,489.12	40.57%	67.11	43.45%	71.88	(4.76)
5	3/26/2007	3/27/2007	4	$7,458.10	5,966.48	40.57%	26.53	52.14%	34.09	(7.57)
				$33,088.90					-	-
		Totals		$174,458.94			3,301.65		3,562.40	(260.75)